

Mail Stop 4628

May 25, 2016

<u>Via E-mail</u>
Hugh F. Johnston
Executive Vice President and Chief Financial Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

     Re: **PepsiCo, Inc.**
           Form 10-K for Fiscal Year Ended December 26, 2015
           Filed February 11, 2016
           File No. 1-01183

Dear Mr. Johnston:

     We refer you to our comment letter dated April 22, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: John Reynolds
       Assistant Director
       Division of Corporation Finance

       Tony West
       Executive Vice President, Government Affairs,
       General Counsel and Corporate Secretary
       PepsiCo, Inc.